UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

The Greenrose Holding Company Inc.

Full Name of Registrant

Former Name if Applicable

111 Broadway

Amityville, NY 11701

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Greenrose Holding Company Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Form 10-Q”) without unreasonable effort or expense and is filing this Notification of Late Filing on Form 12b-25 with respect to the Form 10-Q.

As previously reported on the Company’s Form 12b-25 filed on April 3, 2023 with the SEC with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “NT 10-K”), the Company has been experiencing significant liquidity and resource constraints, which continued to exist as of March 31, 2023 and are expected to continue to exist for the foreseeable future. The Company has been unable to complete the preparation of its financial statements and disclosures for the reporting period, and therefore is unable to file the Form 10-Q on or before the prescribed filing date without unreasonable efforts or expense. In light of the entry into the Foreclosure Agreement (as defined and disclosed in the NT 10-K) and the Company’s significant liquidity and resource constraints, the Company does not currently expect to file the 10-Q on or before the fifth-day extension period granted pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains statements that are not historical facts and are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Foreclosure Agreement and any other statements relating to future results, strategy and plans of the Company (including certain projections and business trends, and statements which may be identified by the use of the words “plans”, “expects” or “does not expect”, “estimated”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “projects”, “will” or “will be taken”, “occur” or “be achieved”). Such statements are provided for illustrative purposes only and are not to be relied upon as predictions or any assurance or guarantee by any party of actual performance of the Company. Forward-looking statements are based on the opinions and estimates of management of the Company and/or the estimates of management of the companies recently acquired by the Company, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to the Company’s ability to complete the transactions contemplated by the Foreclosure Agreement, including the receipt of requisite regulatory approval and the satisfaction of the conditions to closing. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Company’s filings made pursuant to the Securities Exchange Act of 1934 and other public filings.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy Bossidy	(516)	346-5270
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above and reported in the NT 10-K, upon the closing of the transactions contemplated by the Foreclosure Agreement, the Company’s subsidiaries will have transferred all collateral except the limited excluded collateral as specified in the Foreclosure Agreement. Therefore, we are unable to reasonably compare the Company's operation and financial results for the fiscal quarter ended March 31, 2023 to the fiscal quarter ended March 31, 2022.

However, we expect net loss for the fiscal quarter ended March 31, 2023 to be approximately $14.8 million, as compared to approximately $14.6 million for the fiscal quarter ended March 31, 2022.

As a result of certain events of default, under certain debt instruments, the Company was required to reclassify debt obligations of approximately $106 million as current liabilities as of December 31, 2021. As of March 31, 2023, the Company’s total current liabilities are expected to increase to $192.1 million for the fiscal quarter ended March 31, 2023 as compared to approximately $128.9 million for the fiscal quarter ended March 31, 2022.

The Company’s cash and cash equivalents are expected to decrease to approximately $1.8 million for the fiscal quarter ended March 31, 2023 as compared to approximately $1.9 million for the fiscal quarter ended March 31, 2022. The forgoing financial data for the fiscal quarter ended March 31, 2023 has been prepared on the basis of current estimates and has not been audited and should not be relied upon. This data is preliminary does not constitute a comprehensive statement of the Company’s financial results for the fiscal quarter ended March 31, 2023.

The Greenrose Holding Company Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: 05/16/2023	By:	/s/ Timothy Bossidy
Timothy Bossidy
Interim Chief Executive Officer